EXHIBIT 99.2



02/CAT/08

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST Monday 25 February 2002

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
------------------------------
Tel: +44 (0) 1763 263 233               Tel: +44 (0) 20  7950 2800
David Chiswell,                         Kevin Smith
  Chief Executive Officer               Graham Herring
John Aston, Finance Director
Rowena Gardner,
  Head of Corporate Communications      BMC Communications/The Trout Group
                                        ----------------------------------
                                        (USA)
                                        -----
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext. 17 (media)
                                        Brandon Lewis, ext. 15 (investors)




              CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT")
                 ANNOUNCES FIRST QUARTER FINANCIAL RESULTS


Melbourn, UK...Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today announces financial results for the first quarter of its financial year, from 1 October 2001 to 31 December 2001.

CAT continues to make progress in all areas of its business. Its clinical programmes continue with recruitment underway in the Phase II/III clinical trial of CAT-152 in patients undergoing primary trabeculectomy and continuing in the Phase I/II clinical trials of CAT-192 in patients with diffuse systemic sclerosis and CAT-213 in patients with allergic rhinitis. In December 2001, data from the Phase I trial of CAT-213 were presented at the British Pharmacological Society meeting, as were pre-clinical data for CAT-192 in pulmonary fibrosis models.

In December 2001, the Company announced a product development collaboration with AMRAD Corporation, committed to the joint discovery and development of human antibody-based therapeutics that neutralise the receptor for granulocyte-macrophage colony stimulating factor (GM-CSF Receptor). Also in December, CAT signed an agreement with INCYTE GENOMICS that gives CAT access to the Incyte LifeSeq(R) Gold database and options for product development rights.

There has also been progress within existing collaborations. In January 2002, Human Genome Sciences, Inc. (HGSI) exercised an option for an exclusive licence on a human monoclonal antibody to TRAIL Receptor 1 (TRAIL-R1), being evaluated by HGSI as an anti-cancer drug. In addition, Immunex exercised an exclusive licence option in respect of development and potential commercialisation of human monoclonal antibodies to an undisclosed disease target, one of eight granted by CAT to Immunex under an agreement signed in December 2000.

In January ,CAT announced that it had entered into a definitive agreement pursuant to which CAT would make an offer by way of a takeover bid for all of the issued shares of Drug Royalty Corporation (DRC). DRC generates strong cash flow from its portfolio of drug royalty interests and its acquisition would be of incremental value to CAT as its monoclonal antibody therapies progress through clinical development. DRC's net cash position would provide CAT with further funding, as it continues the creation and development of its growing pipeline of new antibody drugs. CAT would also benefit from indirectly acquiring the benefits of its royalty-based obligations under its existing contract with DRC, which expires in 2009. The offer will be open for acceptance until 21.00 EST on 12 March 2002.

On 21 December 2001, the District Court Judge in Washington DC issued a ruling that he intends to rule that MorphoSys does not infringe CAT's Griffiths patent unless persuaded that there is a genuine issue as to any material fact which would require the matter to be retried before a jury. The Company filed further papers as invited.

In January, CAT was granted a second European "McCafferty" phage display patent. The patent, no. EP 0 774 511, has claims relating to a phage particle displaying a Fab or scFv molecule on its surface and containing a phagemid genome encoding the displayed molecule, libraries of such phage particles and their use for selecting Fab or scFv molecules to desired antigens. It is a divisional of the parent McCafferty patent no. EP 0 589 877, which was upheld by the European Patent Office (EPO) opposition division in July 2000.

The Company is making progress in its search for a new Chief Executive Officer. In the meantime, Dr. Chiswell remains actively in post.

Financial results

CAT made a loss for the three months ended 31 December 2001 of(pound)4.0 million (three months ended 31 December 2000:(pound)1.9 million; year ended 30 September 2001:(pound)11.8 million). Net cash outflow before management of liquid resources and financing for the period was(pound)2.8 million (three months ended 31 December 2000:(pound)4.0 million; year ended 30 September 2001:(pound)14.3 million). Cash and liquid resources at 31 December 2001 amounted to(pound)154.6 million (31 December 2000:(pound)166.2 million; 30 September 2001:(pound)156.7 million).

Revenues in the period were (pound)1.9 million (three months ended 31 December 2000: (pound)2.0 million; year ended 30 September 2001: (pound)7.1 million). Under the Group's accounting policy for revenue recognition, certain income (principally licence fees) is deferred when received and recognised as revenue over the term of the rights granted. In the three months ended 31 December 2001, turnover included (pound)0.4m of revenues released in accordance with this policy. The balance of revenue recognised was generated by research and development services rendered under ongoing collaborations. No milestone payments were received during the period.

Operating costs for the period amounted to (pound)7.7 million (three months ended 31 December 2000: (pound)6.3 million; year ended 30 September 2001:
(pound)27.8 million). Staff numbers rose over the period from 247 to 268 with resultant increases in staff costs and related expenditures. Research and development expenditure was also impacted by increasing product development activity, particularly in clinical trials. Patent litigation costs were (pound)0.2 million in the three months period (three months ended 31 December 2000: (pound)0.7 million; year ended 30 September 2001:
(pound)2.0 million).

During the period the Group earned interest on its cash deposits of (pound)1.9 million (three months ended 31 December 2000: (pound)2.4 million; year ended 30 September 2001: (pound)9.3 million) reflecting the level of cash and liquid resources held in interest bearing securities and prevailing rates of return which have declined in recent periods.

During the three months ended 31 December 2001 the Group received certain licence fees. In accordance with the Group's accounting policy such fees have been deferred and will be recognised over the term of the licence.

The cost of the Incyte LifeSeq(R) Gold database purchased during the period has been capitalised as an intangible fixed asset due to the nature of the database and the rights granted. It will be amortised over the term of the rights granted. At 31 December 2001 the full cost of the licence was included in creditors.

Additions to tangible fixed assets for the period were (pound)0.8 million (three months ended 31 December 2000:(pound)0.4 million; year ended 30 September 2001:(pound)3.8 million). The majority of the expenditure was on laboratory equipment. The fitting out of CAT's new premises at Granta Park commenced in February 2002.


                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
           Preliminary Statement of Results for the Three months
                          ended 31 December 2001


Consolidated Profit and Loss Account
---------------------------------------------------------------------------------------------
                                                     Three months   Three months      Year
                                                        ended           ended         ended
                                                     31 December     31 December   30 September
                                                         2001           2000          2001
                                                     (pound)'000     (pound)'000    (pound)'000

(Unaudited)
---------------------------------------------------------------------------------------------
Turnover                                                 1,878         2,003           7,121
Direct costs                                               (84)          (63)           (351)
---------------------------------------------------------------------------------------------
Gross profit                                             1,794         1,940           6,770
Research and development expenses                       (6,110)       (4,693)        (21,393)
General and administration expenses                     (1,557)       (1,593)         (6,443)
---------------------------------------------------------------------------------------------
Operating loss                                          (5,873)       (4,346)        (21,066)
Interest receivable (net)                                1,860         2,449           9,295
---------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation             (4,013)       (1,897)        (11,771)
Taxation on loss on ordinary activities                      -             -               -
Loss for the financial period                           (4,013)       (1,897)        (11,771)
---------------------------------------------------------------------------------------------
Loss per share - basic and fully diluted (pence)          11.3p          5.4p           33.3p
---------------------------------------------------------------------------------------------


Consolidated Statement of Total Recognised Gains and Losses
---------------------------------------------------------------------------------------------
                                                     Three months   Three months      Year
                                                        ended           ended         ended
                                                     31 December     31 December   30 September
                                                         2001           2000          2001
                                                     (pound)'000     (pound)'000    (pound)'000

(Unaudited)
---------------------------------------------------------------------------------------------
Loss for the financial period                         (4,013)        (1,897)       (11,771)
Loss on foreign exchange translation                     (28)             -              1
---------------------------------------------------------------------------------------------
Total recognised losses relating to the period        (4,041)        (1,897)       (11,770)
---------------------------------------------------------------------------------------------
Prior year adjustment                                                               (6,594)
---------------------------------------------------------------------------------------------
Total recognised losses since last annual
report and accounts                                                                (18,364)
---------------------------------------------------------------------------------------------

The losses for all years arise from continuing operations.



Page 5 of 8




                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
           Preliminary Statement of Results for the Three months
                          ended 31 december 2001


Consolidated Balance Sheet
---------------------------------------------------------------------------------------------
                                                   As at 31        As at 31        As at 30
                                                   December      December 2000     September
                                                     2001         (pound)'000         2001
(Unaudited)                                       (pound)'000                     (pound)'000
---------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                     8,721          4,355            4,075
Tangible fixed assets                                 6,749          4,982            6,642
Investments                                             215              -                -
---------------------------------------------------------------------------------------------
                                                     15,685          9,337           10,717
Current assets
Debtors                                               4,071          3,736            4,940
Investment in liquid resources                      150,773        165,113          156,228
Cash at bank and in hand                              3,847          1,091              585
---------------------------------------------------------------------------------------------
                                                    158,691        169,940          161,753
Creditors
Amounts falling due within one year                 (12,979)        (7,369)          (8,335)
---------------------------------------------------------------------------------------------
Net current assets                                  145,712        162,571          153,418
---------------------------------------------------------------------------------------------
Total assets less current liabilities               161,397        171,908          164,135
Creditors
Amounts falling due after more than one year         (8,374)        (6,720)          (8,085)
---------------------------------------------------------------------------------------------
Net assets                                          153,023        165,188          156,050
---------------------------------------------------------------------------------------------

Capital and reserves
Called-up share capital                               3,553          3,524            3,546
Share premium account                               195,795        194,304          195,017
Other reserve                                        13,451         13,451           13,451
Profit and loss account                             (59,776)       (46,091)         (55,964)
---------------------------------------------------------------------------------------------
Shareholders' funds - all equity                    153,023        165,188          156,050
---------------------------------------------------------------------------------------------




Page 6 of 8



                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
           Preliminary Statement of Results for the three months
                          ended 31 december 2001

Consolidated Cash Flow Statement
-----------------------------------------------------------------------------------------------------
                                                      Three months    Three months         Year
                                                        ended 31        ended 31         ended 30
                                                     December 2001    December 2000   September 2001
(Unaudited)                                           (pound)'000      (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------
Operating loss                                           (5,875)         (4,346)         (21,066)
Depreciation in the period                                  698             463            2,146
Amortisation of patents                                      94              93              373
(Profit)/loss on disposal of fixed assets                     -              (5)               1
Decrease/(increase) in debtors                              344             521             (515)
Increase/(decrease) in creditors                            442          (1,958)             (89)
-----------------------------------------------------------------------------------------------------
Net cash outflow from operating activities               (4,297)         (5,232)         (19,150)
-----------------------------------------------------------------------------------------------------
Returns on investments and servicing of
finance
Interest received                                         2,393           1,644            8,322
-----------------------------------------------------------------------------------------------------
Taxation                                                      -               -                -
-----------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of fixed assets                                   (911)           (437)          (3,485)
Sale of fixed assets                                          -               5                4
-----------------------------------------------------------------------------------------------------
                                                           (911)           (432)          (3,481)
-----------------------------------------------------------------------------------------------------
Net cash outflow before management of
liquid resources and financing                           (2,815)         (4,020)         (14,309)
-----------------------------------------------------------------------------------------------------
Management of liquid resources                            5,455          (8,611)             274
-----------------------------------------------------------------------------------------------------
Financing
Issue of ordinary share capital                             785          14,645           15,380
-----------------------------------------------------------------------------------------------------
Increase  in cash and cash equivalents                    3,425           2,014            1,345
-----------------------------------------------------------------------------------------------------


Notes to the financial information

Basis of preparation
Financial information for the three month periods ended 31 December 2001 and 31 December 2000 have been prepared under UK GAAP on a basis consistent with the accounting policies set out in the annual report for the year ended 30 September 2001. The Group did not make any announcement of results for the three months ended 31 December 2000 during the prior financial year and therefore the comparative figures for that period in these statements are being presented for the first time.

The preceding information does not constitute the Company's statutory financial statements for the year ended 30 September 2001 within the meaning of section 240 of the Companies Act 1985. Results for the three month periods ended 31 December 2001 and 31 December 2000 have not been audited. The results for the year ended 30 September 2001 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Loss per share
Potentially dilutive issueable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. The Group's basic and fully diluted earnings per share are therefore equal.

The calculation is based on the following, for the three months ended 31 December 2001, the three months ended 31 December 2000 and the year ended 30 September 2001 respectively. Losses of (pound)4,013,000, (pound)1,897,000 and (pound)11,771,000. Weighted average number of shares in issue of 35,481,104, 35,107,096 and 35,313,260. The Company currently has 35,533,552 ordinary shares in issue and a total of 1,663,650 ordinary shares under option.

Other
During the period, the Group disposed of its wholly owned subsidiary, Denzyme ApS, in return for a minority interest in another company. This transaction has no material impact on reported results.

Included within total creditors for the Group at 31 December 2001 was (pound)11,991,000 representing revenue which has been deferred under the Group's accounting policy for revenue recognition and will be recognised in future periods. The corresponding amounts at 31 December 2000 and 30 September 2001 were (pound)9,314,000 and (pound)11,043,000 respectively.


                                   -ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is listed on the London Stock Exchange and has been listed on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in April 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

CAT-152 (lerdelimumab)
o A human anti-TGF(beta) monoclonal antibody being developed by CAT as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma.

CAT-192
o A human anti-TGF(beta) monoclonal antibody being developed in collaboration with Genzyme as a potential treatment for a range of scarring and fibrotic conditions including scleroderma.

CAT-213
o A human anti-eotaxin monoclonal antibody which neutralises eotaxin1 and inhibits the major stimulus that attracts a type of white blood cell known as eosinophils into tissues.
o CAT-213 may have clinical applications in the treatment of severe allergic disorders.

         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.